Exhibit 99.1

PRESS RELEASE

July 6, 2022 at 7:00 AM ET

Gambling.com Group Welcomes Michael Quartieri to Board of Directors

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Group”), a leading provider of player acquisition services for the regulated global online gambling industry, today announced that it has welcomed Michael Quartieri to its board of directors. Quartieri’s appointment to the Board, effective as of June 30, 2022, was recommended by the Nominating and Corporate Governance Committee and approved by the Board.

Quartieri has served as Chief Financial Officer of Dave & Buster’s Entertainment, Inc., a North American restaurant and entertainment business, since January 2022, and is responsible for leading the company’s finance, accounting and supply chain organizations, as well as overseeing investor relations. Quartieri previously served as Executive Vice President and Chief Financial Officer at Scientific Games (Nasdaq: SGMS), a global leader in lottery games, sports betting and technology, from 2015 to 2020. He managed over $700 million in acquisitions and helped spearhead the successful $352 million IPO of the company's subsidiary, SciPlay Corporation. In his role with Gambling.com Group, Quartieri will serve as a member of the Audit Committee and the Nominating & Governance Committee.

“Michael brings an exceptional track record to Gambling.com Group and is a renowned and highly respected executive within the gaming and entertainment industry, as well as among institutional investors and analysts,” said Charles Gillespie, Chief Executive Officer of Gambling.com Group. “His broad business acumen in operations, mergers and acquisitions, international business, capital formation, and investor relations will be a great asset to our board of directors.”

Previously, Quartieri also served as Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc., a global platform for livestream and on-demand audio, video and podcast content, leading all aspects of the company’s finance operations, strategic initiatives and M&A activities. Quartieri previously spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche, rising to the position of Director of Audit and Assurance Services, specializing in gaming and hospitality. Quartieri holds a Master of Accounting and a Bachelor of Science in Accounting from the University of Southern California and is a Certified Public Accountant. Additionally, Quartieri was recognized in 2020 by Institutional Investor as the #1 Chief Financial Officer in Gaming and Lodging.

“I am excited for the opportunity to join Gambling.com Group's board of directors and work with the management team as the company continues its growth as a leader in performance marketing for online gambling," Quartieri said. "Charles, along with his co-founder and COO Kevin

McCrystle, has built a successful international business that is well positioned to take advantage of one of the largest U.S. growth opportunities today -- regulated online sports betting and iGaming."

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For further information, please contact:

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group operates from offices in the United States, Ireland and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. As of June 30, 2022, the Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.